

Sibyl Badugu · 2nd

CEO at Zen Health Technologies, Inc.

Greater San Diego Area · 500+ connections · **Contact info**

 **Zen Health Technolo**
Inc.

 **Academy of Art Univ**

Experience



CEO

Zen Health Technologies, Inc.
Oct 2015 – Present · 4 yrs 8 mos
Carlsbad, California, United States

As a product designer for decades where I made products and experiences more user friendly and intuitive, I am now focused on creating and delivering mobile apps to address the human experience.

The first product from Zen Health Technologies (https://zenhealthtech.com) is a mobile app called EverStrong (https://everstrongapp.com). EverStrong is designed to help busy people with busy minds build emotional strength and emotional intelligence. It has mental exercises to address self-improvement goals such as mastering emotions, building confidence a ...**see mor**

Senior User Experience / Product Designer / User Researcher

Various Companies - Southern California
2011 – Present · 9 yrs
Greater San Diego Area

• Companies include: Cigna, BetaBionics, MindFlow Design, Sommetrics, Thermo Fisher Scientific, CareFusion, Active Network, LPL Financial and TeleCommunication Systems.
• Observe, hypothesize, design, test and iterate product design and development activities based on customer feedback. ...**see mor**

User Experience Designer / Business Analyst / Web Designer
Various Companies - New England
1994 – 2011 · 17 yrs
Greater Boston Area

• Companies included: Aptima, Sungard, Copyright Clearance Center, Isobar, marchFIRST, TJX Companies, Compaq/DIGITAL, Genzyme, Houghton-Mifflin, Fidelity Investments and Ziff-Davis Publishing.

Education



Academy of Art University
Some coursework for M.F.A., Interior Architecture / Design



Louisiana State University
B.S, Apparel Design

Licenses & Certifications

Cognitive Technology
Deloitte University Press



Decision Skills
Decision Education Foundation

Design Kit: Human-Centered Design
Acumen / IDEO

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Skills & Endorsements

User Experience · 79

 Endorsed by **Alex Genov and 2 others who are highly skilled at this**

Usability Testing · 57

 Endorsed by **Sharon Carmichael, who is highly skilled at this**

User-centered Design · 55

 Endorsed by **Tom Aten, who is highly skilled at this**

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Recommendations

Received (6)   Given (9)

 **Ron Hodson**
Founder & CEO of Stories
About Places

May 12, 2020, Ron was Sibyl's
mentor

I've know Sibyl for a number of years through the San Dieg
Coffee Meetup. We are the largest weekly gathering of
entrepreneurs and tech people, and she started dropping b
when she was ideating her current startup. Sibyl not only s
out advice and feedback, she also provided advice a... See

 **Kelly Venturini**
M2M Certified - IoT
Technology Solutions -
Business Owner -
Entrepreneur - Inventor

May 5, 2020, Kelly worked with
Sibyl but at different companies

Sibyl Badugu is a longstanding strategic medical device
approvals expert that M2M Certified has utilized extensively
the past decade and is a foremost authority in the areas of
Regulations & Standards related to Human Factors/User
Experience (UX) Device Design, Integration, Strateg... See

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